UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                          BPO Management Services, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.10
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    05570D100
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 30, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05570D100

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Adam Benowitz

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                 1,627,700
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER            1,627,700

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,627,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     9.99%

12.  Type of Reporting Person (See Instructions)

     IN

CUSIP No. 05570D100

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                 1,627,700
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER            1,627,700

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,627,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     9.99%

12.  Type of Reporting Person (See Instructions)

     IA

CUSIP No. 05570D100

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Opportunity Master Fund, Ltd.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Cayman Islands

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                See Item 4
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER           See Item 4

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     See Item 4

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     See Item 4

12.  Type of Reporting Person (See Instructions)

     CO

CUSIP No. 05570D100

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Capital Advantage Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                See Item 4
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER           See Item 4

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     See Item 4

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     See Item 4

12.  Type of Reporting Person (See Instructions)

     PN

CUSIP No. 05570D100

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     VCAF GP, LLC

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                See Item 4
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER           See Item 4

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     See Item 4

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     See Item 4

12.  Type of Reporting Person (See Instructions)

     OO

Item 1.

(a)      The name of the issuer is BPO Management Services, Inc. (the "Issuer").

(b) The principal executive offices of the Issuer are located at 1290 N. Hancock Street, Suite 200, Anaheim Hills, California 92807.

Item 2.

(a) This Statement is being filed by (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the "Master Fund"), (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the "Investment Manager"),
         (iii) Vision Capital Advantage Fund, L.P., a Delaware limited partnership ("VCAF"; and, together with the Master Fund, "Funds"), (iv) VCAF GP, LLC, a Delaware limited liability company ("General Partner"), which servers as the general partner of VCAF, and (v) Adam Benowitz, the Managing Member of the Investment Manager (all of the foregoing, collectively, the "Filers"). The principal business of each of the Master Fund and VCAF is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Master Fund, VCAF and other investment vehicles. The principal business of the General Partner is serving as the general partner of VCAF. Mr. Benowitz's principal occupation is serving as the Managing Member of the Investment Manager. The Funds directly own all of the shares reported in this Statement. Mr. Benowitz and the Investment Manager (and VCAF GP, with respect to the shares owned by VCAF,) may be deemed to share with the Master Fund and VCAF voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b)      The principal business office of the Master Fund is:

         c/o Citi Hedge Fund Services (Cayman) Limited
         P.O. Box 1748
         Cayman Corporate Centre
         27 Hospital Road, 5th Floor
         Grand Cayman KY1-1109
         Cayman Islands

         The principal business office of each of VCAF, VCAF GP, the Investment Manager and Mr. Benowitz is:

         20 West 55th Street, 5th Floor
         New York, New York 10019
         USA

(c)      For citizenship information see Item 4 of the cover page of each Filer.

(d) This Statement relates to the Common Stock, par value $0.10 per share, of the Issuer (the "Common Stock").

(e) The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
         (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

The Master Fund and VCAF collectively have the ability to acquire 1,627,700 shares of Common Stock within 60 days through the exercise or conversion of derivative securities and thus beneficially own 1,627,700 shares of Common Stock, representing 9.99% of all of the Issuer's outstanding Common Stock. The foregoing is based on 14,665,588 shares of Common Stock outstanding, as reported in and after giving effect to, the merger described in the Issuer's Proxy Statement on Schedule 14A filed on November 28, 2008, which merger was consummated on December 30, 2008.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2009

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.
                                       VCAF GP, LLC
                                       VISION CAPITAL ADVANTAGE FUND, L.P.

                                       By: /s/ Adam Benowitz
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager, as Managing Member of VCAF
                                           GP (for itself and on behalf of
                                           VCAF), and as a Director of the
                                           Master Fund

                                  EXHIBIT INDEX

Exhibit No.       Document

1                 Joint Filing Agreement

                                    Exhibit 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.10 per share, of BPO Management Services, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: January 16, 2009

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.
                                       VCAF GP, LLC
                                       VISION CAPITAL ADVANTAGE FUND, L.P.

                                       By: /s/ Adam Benowitz
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager, as Managing Member of VCAF
                                           GP (for itself and on behalf of
                                           VCAF), and as a Director of the
                                           Master Fund